TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

NEWS RELEASE

America Bonanza and Agnico-Eagle
to Jointly Develop Noyon-Northway and Vezza Properties

August 7, 2007-American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) has entered into a letter of intent dated June 21, 2007 (the “LOI”) with Agnico-Eagle Mines Limited (“Agnico-Eagle”), (TSX: AEM) setting out the principal terms of an agreement for the joint exploration and development of Bonanza’s Noyon-Northway Property and Agnico-Eagle’s Vezza Property.

Significant gold resources are present at both the Noyon-Northway Property and the adjacent Vezza Property, where a shaft has been constructed. It is believed that the combined properties offer greater potential for mine development than they do separately. “We are very happy to announce our letter of intent with Agnico-Eagle on the Noyon-Northway and Vezza Properties,” said Brian Kirwin, President and CEO of Bonanza. “We believe the combined properties have significant economic potential particularly for an experienced mine operator like Agnico-Eagle.”

The LOI provides that Bonanza will grant Agnico-Eagle the option to acquire a 70% interest in the Northway Noyon Property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway Noyon property over a three year period and must assign a 30% interest in the Vezza Property to Bonanza. After exercise of the option, the combined Northway-Noyon and Vezza properties will be operated on a joint venture basis with Bonanza initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture

Bonanza has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Failure by Bonanza to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Noyon Northway Properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. However, if Agnico-Eagle fails to contribute the balance of their projected expenditures, they will not acquire any interest in the Noyon-Northway Property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000. The transaction is subject to execution of a formal option and joint venture agreement and regulatory approval.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt.

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more on the Company and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For additional information about Bonanza please visit our website at www.americanbonanza.com.

For further information call:
Longview Capital Partners
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com